

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

VIA U.S. MAIL

Paul A. Kruger
CEO and Chairman
Precis Health, Inc.
2500 S. McGee Drive, Suite 145
Norman, OK 73072

> **Re: Precis Health, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed December 23, 2010**
> **File No. 333-169305**

Dear Mr. Kruger:

We have reviewed your response to our letter dated November 9, 2010 and have the following additional comments.

Prospectus Summary and Risk Factors, page 4

1. Please revise the fourth paragraph on this page to disclose that you may forfeit a $2,500 set-up fee to New Benefits if you do not enroll 2,500 members within one year of execution of the Agreement.

Description of Business, page 18

2. We note your response to prior comment 6. It appears from your response and from the Sales and Services Agreement that you receive a percentage commission for each membership card you resell. If our understanding is correct, please revise to clarify this and disclose the commission or range of commissions you keep or receive from New Benefits for sales of the Fitz card. Disclose, if true, that the retail price you charge for the Fitz card must be approved by New Benefits. Also disclose, if true, that your sole source of revenues is commissions from sales of the Fitz card and you do not expect, at the point you begin selling the Fitz card, to generate revenues from ancillary products or services.

Exhibit 10a

3. We note that the Agreement references Schedule 1 and Exhibit A; however, each is omitted from "Section 27. Schedules and Exhibits." Please refile the complete agreement, including all schedules, exhibits, annexes, or appendices.

Other

4. Please continue to consider the updating requirements set forth in Article 3-02 of Regulation S-X.

5. Please include a currently dated auditor's consent with your next amendment.

    You may contact Juan Migone at (202) 551-3312 or Joseph A. Foti, Senior Associate Chief Accountant at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

                                                    Sincerely,

                                                    Max A. Webb
                                                    Assistant Director

cc: Via facsimile (626) 335-7750
        Randall V. Brumbaugh, Esq.